CanAlaska Ventures Ltd.

TSX.V – CVV OTCBB – CVVLF	Toll Free 1.800.667.1870	www.canalaska.com
FOR IMMEDIATE RELEASE		NEWS RELEASE

CanAlaska Undertakes 8,000 km of Airborne Geophysics Programs

and Announces New Project Option

Vancouver, BC, April 26, 2006. - CanAlaska Ventures Ltd. (“CanAlaska” or the "Company") is pleased to make the following announcements:

Camsell
Poplar
NE Project
Alberta
Lake Athabasca
Helmer
ATHABASCA BASIN
Hodgson
Arnold
Waterbury
McTavish
West McArthur
Cree West
Moon
Geikie
Cree East
Key
ATHABASCA BASIN
Uranium Deposits
Athabasca Basin Edge
Exclusions
CanAlaska Projects
Other Dispositions
VTEM Survey
0
50
100
150
Kilometers

CanAlaska Uranium Projects in the Athabasca Basin

Total CanAlaska Claims in the Athabasca Basin:
834,622 hectares (2,061,516 acres)

Map Drafted by Brian King, CanAlaska Ventures Ltd. March, 2006.

Copyright (c) 2006 CanAlaska Ventures Ltd. All Rights Reserved.

Start of New 8,000 km Airborne Geophysics Program

CanAlaska has initiated a new airborne geophysics program to perform electromagnetic (EM) and magnetic (Mag) surveys over previously unexplored project areas as well as to undertake detailed surveys of regions presently undergoing drill-testing (see areas indicated in map below).  The success of the previous airborne geophysical surveys, which define conductive and magnetic trends to depths in excess of 1,000 metres (3,000 feet), indicate that the new surveys will play a significant part in the Company’s quest for uranium mineralization in the Athabasca Basin.

The surveys will be conducted by Geotech Ltd. (www.geotechairborne.com) utilizing its new helicopter-borne high power ultra-deep sounding VTEM system and will cover approximately 8,000 line-kilometres in total.  CanAlaska has previously obtained valuable geophysical data from the use of Geotech’s surveys and is pleased to expand on its working relationship under this new contract.

Third Project Option Signed on Cree West Project

International Arimex Resources Inc. (“Arimex”) has entered into an option agreement with the Company on its 100-per-cent-owned Cree West project in Saskatchewan's Athabasca Basin.

News Release

April 26, 2006

Cree West
12,860 Hectares
ATHABASCA
BASIN
McArthur River Mine
Millenium Deposit
Moore Lake Deposit
Key Lake Mine
Key Lake
5,493 Hectares
CanAlaska
Ventures Ltd.
ATHABASCA BASIN
Arimex Options
CanAlaska
Cameco/Cogema
Dejour
Nuinsco
Other
Uranium Deposits
Athabasca Basin Edge
0
10
20
30
Kilometers

Arimex Uranium Projects in the Athabasca Basin

April, 2006

Taken together, the Company has now completed three project options with partners Northwestern Mineral Ventures and Arimex, securing exploration pledges totalling $7.6 million over a period of approximately three years.  In addition to providing the Company with a diversified source of exploration funding, whilst retaining long term interest in the projects, CanAlaska’s partnerships also bring to the Company the potential for strategic growth and leverage in the areas where it has splintered land holdings.  The Company is presently undertaking further negotiations with interested strategic parties regarding potential additional ventures on its 2+ million acre portfolio of 100%-owned properties.  If successfully completed, CanAlaska will be able to expand significantly the scope and pace of its uranium exploration efforts.

Further details regarding the Cree West agreement is contained in Arimex’s April 24th, 2006 news release, which can be accessed on Arimex’s website at www.arimexresources.com.  A VTEM airborne electromagnetic and magnetic survey will commence shortly on the Cree West project.

Drill Program Update

CanAlaska is currently awaiting drill core analyses for alteration zones intercepted in the recent drill testing of previous airborne targets, and expects to resume drilling following spring thaw.  Detailed testing of current and new airborne targets will continue this summer.

About CanAlaska Ventures Ltd.

CanAlaska possesses sixteen, 100%-owned, uranium projects in the Athabasca Basin.  Since September, 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,061,516 acres. In 2005, CanAlaska expended over Cdn$4 million exploring its properties in the Athabasca Basin and delineated multiple uranium targets. Drill programs have commenced on the McArthur West and Waterbury projects.

Investor Contact: : Emil Fung Tel: 604.685.1870 Toll Free: 1.800.667.1870 E-mail: ir@canalaska.com

On behalf of the Board of Directors

Peter Dasler, President & CEO

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release:  CUSIP#137089108.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

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News Release

April 26, 2006